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Duff & Phelps Corporation
55 East 52nd Street
New York, New York 10055
(212) 871-2000

August 30, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3724
Washington, D.C. 20549-4561

Attn: Christine Adams

    RE:
    Duff & Phelps Corporation
    Amendment No. 4 to Registration Statement
    on Form S-1 Filed on August 27, 2007
    File No. 333-143205

Dear Ms. Adams:

        In furtherance of our telephone conversation on August 29, 2007 with you, Terry French and Sandra Stokes of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we respectfully submit our revised and expanded response to comment number 1 ("Comment 1") of the Staff's comment letter dated August 21, 2007 (the "Comment Letter"). For your convenience, we have reproduced the text of Comment 1 below in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-143205) filed by us with the Commission on August 27, 2007 ("Amendment No. 4").

1.
In the recapitalization transactions, you will convert the current, multiple class structure of D&P Acquisitions into New Class A Units based on the liquidation provisions of the existing units and using a liquidation value determined by the initial public offering price of the Class A common stock sold in the offering. You also entered into an agreement with certain existing unitholders to redeem the units held by them immediately prior to the offering. It appears that these are substantive transactions that will result in a change to the proportional voting interest of the various classes of unitholders. Tell us how you evaluated these transactions and the relevant accounting literature in reaching your conclusion to use the carryover basis to account for these transactions.

        The Company respectfully submits to the Staff that, in evaluating the Recapitalization Transactions and concluding that it is appropriate to use the carryover basis to account for such transactions, the Company consulted FASB Technical Bulletin 85-5 Issues Relating to Accounting for Business Combinations, Including: Costs to Duplicate Facilities of an Acquirer; Stock Transactions between Companies under Common Control; Downstream Mergers; Identical Common Shares for a Pooling of Interests; and Pooling of by Mutual Cooperative Enterprises ("FTB 85-5") as well as the 1997 speech given by Donna L. Coallier, Professional Accounting Fellow, Office of the Chief Accountant, given at the Twenty-Fifth Annual AICPA National Conference on Current SEC Developments (the "Coallier Speech"). In addition, the Company consulted paragraphs 11-17 and D11-D13 of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141") and SEC Staff Accounting Bulletin No. 48, Transfer of Assets by Promoters or Shareholders ("SAB No. 48"), each of which presents factors to be considered. The Company has concluded that the Recapitalization Transactions constitute a reorganization between entities under common control and in the context of such factors described in

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

FTB 85-5, the Coallier Speech, paragraph 17 of SFAS No. 141 and SAB No. 48, the Company analyzed the impact of the Recapitalization Transactions based on the following considerations:

  (1)
  Relative economic stake of unitholders pre- and post- Recapitalization Transactions and impact on the existing preferences;

  (2)
  Relative voting stake of unitholders pre- and post- Recapitalization Transactions;

  (3)
  Relative control rights of controlling unitholders pre- and post- Recapitalization Transactions;

  (4)
  Board representation pre- and post- Recapitalization Transactions;

  (5)
  Composition of management pre- and post- Recapitalization Transactions.

        The Company has analyzed the Recapitalization Transactions in the context of the above considerations. Note that the analysis presented below is illustrative and is based on estimates of deemed liquidation value which may be subject to change. The following summarizes the results of the Company's analysis in numbered paragraphs corresponding to the above considerations:

  (1)
  The Recapitalization Transactions (which occur prior to our initial public offering (the "Offering")) will still result in the existing unitholders maintaining the exact same economic stake pre- and post-Recapitalization Transactions (i.e. the economic value to which they are entitled is the same). Pre-Recapitalization Transactions, some classes achieve this economic stake through their respective preferences (i.e. Class A, B, C and F unitholders), in addition to their profits participation, as applicable. Post-Recapitalization Transactions, these economic stakes are converted into an equivalent amount of New Class A Units, pursuant to the terms of the Recapitalization Transactions. As a result of the Recapitalization Transactions, the existing preferences are eliminated and converted into their respective economic value based on a deemed liquidation value of D&P Acquisitions of $[***Redacted***] million, the mid-point of the contemplated valuation range for the Offering. At this value, the preferences have no economic value beyond this conversion as the deemed liquidation value is significantly in excess of the preference value. Based on these considerations, the Company has concluded that the economic impact of the Recapitalization Transactions is not substantive.

  (2)
  The relative voting stakes of certain unitholders is slightly altered by virtue of the Recapitalization Transactions, as indicated in the chart attached hereto as Exhibit A, which sets forth each individual unitholder's units and voting percentage pre- and post- Recapitalization Transactions. This is due to the fact that the two controlling unitholders, which are unrelated, Vestar Capital Partners ("Vestar") and Lovell Minnick Partners ("Lovell Minnick" and collectively with Vestar, the "Controlling Unitholders") have significant preference value embedded in their Class A and Class B units but their voting rights may not fully reflect this embedded preference value. Specifically, the voting percentages for the Controlling Unitholders increases by an aggregate of [***Redacted***] percentage points ([***Redacted***] percentage points for Vestar and [***Redacted***] percentage points for Lovell Minnick). With regard to unitholders whose voting percentage goes down, the greatest decrease for an individual unitholder is [***Redacted***] percentage points (note however, that this entity is controlled by two employee unitholders on a 50/50 basis; thus when taking

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

this into account, the greatest decrease for any individual unitholder is less than [***Redacted***] percentage point). Thus, as a result of the Recapitalization Transactions, the Controlling Unitholders will achieve a slight increase in their controlling interest, and all other unitholders (each, a minority unitholder), will see immaterial declines in their voting percentage on an individual basis and remain in non-controlling positions. The Controlling Unitholders will retain voting control over D&P Acquisitions following the Recapitalization Transactions. For illustrative purposes, Exhibit A assumes a deemed liquidation value for D&P Acquisitions of $[***Redacted***] million, the mid-point of the contemplated valuation range for the Offering. The total number of units outstanding prior to the offering is assumed to be [***Redacted***]. Based on this consideration, the Company has concluded that the voting impact and impact of associated nature of control rights of the Recapitalization Transactions is not substantive.

(3)
As described above, the Controlling Unitholders collectively maintain a majority of the voting units post-Recapitalization Transactions. Pre-Recapitalization Transactions, the Controlling Unitholders hold [***Redacted***]% of the voting units, and post- Recapitalization Transactions the Controlling Unitholders hold [***Redacted***]% of the voting units. In addition, no other group of unitholders (individually or by class) could be deemed to be controlling unitholders or deemed to have significant influence pre- and post-Recapitalization Transactions. Based on this consideration, the Company has concluded that the impact on the nature of control rights as a result of the Recapitalization Transactions is not substantive.

(4)
Solely as a result of the Recapitalization Transactions, there is no change in the composition of the D&P Acquisitions board of managers. The board of managers of D&P Acquisitions consists of the following individuals pre- and post- Recapitalization Transactions: Noah Gottdiener (management), Gerard Creagh (management), Robert Belke (Lovell Minnick), Jeff Lovell (Lovell Minnick), Jay Newcom (Lovell Minnick), Sander Levy (Vestar), Kevin Mundt (Vestar), John Woodard (Vestar), Harvey Krueger and Skip Victor. Note, as further discussed below, the D&P Acquisitions board of managers, as currently constituted, will cease to exist following the Offering. The Company, governed by its board of directors, will become the sole managing member of D&P Acquisitions. However, this only occurs upon consummation of the Offering, not the Recapitalization Transactions, which occur prior tothe Offering. Based on this consideration, there is no change to the governance structure of D&P Acquisitions post-Recapitalization Transactions.

(5)
The management composition of the operating business will remain unchanged as a result of the Recapitalization Transactions. The executive committee of D&P Acquisitions consists of the following individuals pre- and post- Recapitalization Transactions: Noah Gottdiener (CEO), Gerard Creagh (President), Edward Forman (General Counsel), Brett Marschke (COO) and Jacob Silverman (CFO). Based on this consideration, there is no substantive change to the management structure of D&P Acquisitions post-Recapitalization Transactions.

        The Coallier Speech references the following excerpt from FTB 85-5 which the Company believes to be relevant to its analysis: "if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary's assets and liabilities." As a result of the exchange of units under the Recapitalization Transactions, the owned interests are in substance the same (note again that the economic interests are exactly the same) as prior to the Recapitalization Transactions. In addition, as described above and in Exhibit A, changes in voting interests as a result of the Recapitalization Transactions are not substantive. Therefore, the Company believes that the Recapitalization Transactions as structured, in the context of this consideration and those described above, do not constitute a substantive transaction or a change of control, therefore it is appropriate to use the carryover basis to account for the Recapitalization Transactions.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

        Further, in evaluating the Offering Transactions and Redemption (as defined in the prospectus) and concluding that it is appropriate to use the carryover basis to account for such transactions, the Company consulted FTB 85-5, the Coallier Speech, SFAS No.141 and SAB No. 48, each of which presents several factors to be considered. In the context of such factors, the Company analyzed the impact of the Offering Transactions and Redemption based on the following considerations:

  (1)
  Relative economic stake of unitholders pre- and post- Offering Transactions and Redemption, and nature of the interdependence of the Offering Transactions and Redemption;

  (2)
  Relative voting stake of unitholders pre- and post- Offering Transactions and Redemption;

  (3)
  Relative control rights of controlling unitholders pre- and post- Offering Transactions and Redemption;

  (4)
  Board representation pre- and post- Offering Transactions and Redemption; and

  (5)
  Composition of management pre- and post- Offering Transactions and Redemption.

        The Company has analyzed the Offering Transactions and Redemption in the context of the above considerations. Note that the analysis presented below is illustrative and is based on estimates of deemed liquidation value and redemption amounts, which may be subject to change. The following summarizes the results of the Company's analysis in numbered paragraphs corresponding to the above considerations:

  (1)
  Following the Offering Transactions, existing unitholders of D&P Acquisitions will have a portion of their equity redeemed by the Company (through the Redemption), resulting in the Company becoming a member of D&P Acquisitions. Per the Staff's request for clarification of the sequencing and rationale for the Redemption, the Company respectfully advises the Staff that the Redemption is only made possible as a result of the Offering Transactions (i.e. without the Offering, the Redemption can not and will not occur). Thus, from a sequencing perspective, we view the Redemption as necessarily occuring immediately following the Offering. Therefore, the impact of the Redemption can only be analyzed in conjunction with the Offering itself. The Redemption is being contemplated to achieve liquidity for existing unitholders, as described more fully in the Company's response to the Staff's prior comment number 3 in the Company's response letter dated August 27, 2007. Based on an Offering size of approximately $[***Redacted***] million, and the subsequent contemplated Redemption, the existing unitholders of D&P Acquisitions would own approximately [***Redacted***]% of the New Class A Units and associated economic rights of D&P Acquisitions and the Company, and the Company would own approximately [***Redacted***]% of the New Class A Units and associated economic rights of D&P Acquisitions. Based on these considerations, the Company views the Offering and Redemption as substantively equivalent to an offering with selling shareholders and not a change in control.

  (2)
  Following the Offering Transactions, existing unitholders of D&P Acquisitions will have a portion of their equity redeemed by the Company (through the Redemption), resulting in the Company becoming a member of D&P Acquisitions. Based on an offering size of approximately $[***Redacted***] million, the Company would own approximately [***Redacted***]% of the New Class A Units and [***Redacted***]% of the voting power of D&P Acquisitions. However, the existing unitholders of D&P Acquisitions will hold approximately [***Redacted***]% of the voting power of the Company, and therefore through their voting control of the Company effectively control D&P Acquisitions (note the table in paragraph 3 below). Based on this consideration, the Company believes that the Offering and Redemption do not result in a change in control.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

  (3)
  Following the Offering Transactions and Redemption, the Controlling Unitholders will maintain approximately [***Redacted***]% of the equity ownership of the Company and D&P Acquisitions (in excess of the ownership of the Company in D&P Acquisitions, which will be approximately [***Redacted***]%) as set forth in the table below.

  [Table] [***Redacted***]

  Thus the Controlling Unitholders will continue to hold the largest economic stake in the Company and D&P Acquisitions. Further, as noted above, in the aggregate, the existing unitholders of D&P Acquisitions will maintain approximately [***Redacted***]% of the equity ownership of the Company and D&P Acquisitions. Effective voting control and economic ownership of the operating business are equivalent. Based on this consideration, the Company believes that as a result of the Controlling Shareholders maintaining this level of economic ownership, there is not a change in control.

  (4)
  The D&P Acquisitions board of managers, as currently constituted, will cease to exist following the Offering Transactions and Redemption. The Company, governed by its board of directors, will become the sole managing member of D&P Acquisitions. The existing unitholders of D&P Acquisitions (or their representatives) will retain six seats on the Company's board of directors, which currently has a total of 8 directors. The names of the Company's board of directors are: Noah Gottdiener (management), Gerry Creagh (management), Robert Belke (Lovell Minnick), Jeff Lovell (Lovell Minnick), Sander Levy (Vestar), Peter Calamari (Vestar), Harvey Krueger and William Carapezzi. Based on this consideration, there is no substantive change to the governance structure of D&P Acquisitions.

  (5)
  The management composition of the operating business will remain unchanged as a result of the Offering Transactions and Redemption. The executive committee of D&P Acquisitions consists of the following individuals pre- and post- Recapitalization Transactions: Noah Gottdiener (CEO), Gerard Creagh (President), Edward Forman (General Counsel), Brett Marschke (COO) and Jacob Silverman (CFO). Based on this consideration, there is no substantive change to the management structure of D&P Acquisitions.

        As described above and presented in Exhibit A, the economic and voting control remains with the current unitholders of D&P Acquisitions post-Offering Transactions and Redemption. In addition, there is no substantive change in the governance or management of D&P Acquisitions post-Offering Transactions and Redemption. Therefore, the Company believes that the Offering Transactions and Redemption as structured, in the context of this consideration and those described above, do not constitute a change in control, and therefore it is appropriate to use the carryover basis to account for the Offering Transactions and Redemption. Furthermore, as noted in the Company's response letter dated June 29, 2007, the Company's interest in D&P Acquisitions after the Offering Transactions and Redemption will be within the scope of Emerging Issues Task Force Issue No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-05). Although the Company will have a minority economic interest in D&P Acquisitions, it will have a majority voting interest and will control the management of D&P Acquisitions. Additionally, although the limited partners will have an economic majority of D&P Acquisitions, they will not have the right to dissolve the partnership or substantive kick-out rights or participating rights, and, therefore, will lack the ability to control D&P Acquisitions. Accordingly, the Company expects to consolidate D&P Acquisitions and record minority interest for the economic interest in D&P Acquisitions held directly by the unitholders.

        Separately, the Company respectfully advises the Staff that it intends to revise its previously contemplated valuation range to $16.50—$18.50 per share (relative to the $17.90 "low end" of the valuation range that had been contemplated in the Company's response letter dated July 26, 2007. This results in approximately $495—$555 million of total equity value before any proceeds from the Offering. For purposes of the above discussion and analysis, the Company has used the mid-point of the revised contemplated range, or $17.50 per share (approximately $525 million of total equity value before any proceeds from the Offering). As a result of this revision, and immaterial updates to the unit count of D&P Acquisitions based on respurchases and forfeitures, the total unit count presented in this response letter and Exhibit A may differ immaterially relative to the summary tables presented in the Company's response letter dated August 27, 2007.

*    *    *    *

        We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-2880.

Very truly yours,
/s/ JACOB L. SILVERMAN Jacob L. Silverman Chief Financial Officer
cc:
Michael F. Monahan
Edward S. Forman, Esq.
David J. Goldschmidt, Esq.
Michael Kaplan, Esq.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

Exhibit A

Table [***Redacted***]

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Duff & Phelps Corporation 55 East 52nd Street New York, New York 10055 (212) 871-2000